UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2021

(Commission File No. 001-40505)

Ambrx Biopharma Inc.

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10975 Torrey Pines Road

La Jolla, California 92037

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Financial Statements for Six Months Ended June 30, 2021

Ambrx Biopharma Inc. (the “Company”) is furnishing this report on Form 6-K to provide its unaudited condensed consolidated financial statements for the six months ended June 30, 2021 and 2020.

The unaudited condensed consolidated financial statements as of June 30, 2021 and for the six-months ended June 30, 2021 and 2020 are attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-257264).

Exhibits

Exhibit Number	Exhibit Description

99.1	Ambrx Biopharma Unaudited Condensed Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Ambrx Biopharma Inc.

By:	/s/ Feng Tian
Name:	Feng Tian, Ph.D.
Title:	Chief Executive Officer

Date: October 28, 2021